April 13, 2005

John P. Nolan, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Sent via U.S. Mail and facsimile at (202)942-9530

     Re: Oneida Financial Corp.
            Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005
            File Number: 000-25101


Dear Mr. Nolan:

     We received your correspondence dated April 6, 2005 and have reviewed your comments related to the filing of Oneida Financial Corp.'s Form 10-K for the year ended December 31, 2004. We appreciate your assistance with our company's compliance and disclosure requirements relative to our submissions with the United States Securities and Exchange Commission. The enclosed supplemental information and the following response to your comments are provided to support the accuracy and adequacy of our disclosures.

Form 10-K filed on March 31, 2005
---------------------------------

Exhibit 13
----------

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

     We acknowledge the absence of the office location of our Independent Registered Public Accounting Firm within their opinion letter. The office location for Crowe Chizek and Company LLC is Cleveland, Ohio. Please further indicate if this omission requires a full amended filing of the Form 10-K for the year ended December 31, 2004 or if this supplemental information is adequate for purposes of you review. We will advise our Independent Registered Public Accounting Firm to include the city and state of their office in future opinions.

 Note 3. Investment Securities and Mortgage-Backed Securities
 ------------------------------------------------------------

     Oneida Financial Corp. owns a total of four (4) specific perpetual preferred stock investments in various government sponsored enterprises ("GSE"). These securities were purchased at the time of issuance by the various GSEs. The securities have been held continuously by this company with the intent and ability at the time of purchase to hold the investments until final payment of principal is received.

     At December 31, 2004 it was determined that two (2) of the perpetual preferred stock investments owned by Oneida Financial Corp. were other-than-temporarily impaired (refer to Exhibit 1 and Exhibit 2) and our company recorded an impairment charge of $1,050,000.00 relative to these specific securities. Both securities have an original cost basis which was equal to the par value of the securities at $50.00 per share. Oneida Financial Corp. owns 40,000 shares of the FHMLC preferred issue (CUSIP# 313400798) and 60,000 shares of the FNMA preferred issue (CUSIP# 313586703). Our third-party securities pricing service provided market values of $39.442 and $35.986 per share respectively for the FHLMC and FNMA issues owned by Oneida Financial Corp. at December 31, 2004. Both securities were written down to a level of $39.50 per share based upon actual security trade data reported on the Bloomberg trading system during the last week of January 2005. This subsequent market data was used for impairment purposes due to the fact that the trade data during December 2004 was temporarily influenced by negative news reported related to FNMA management and accounting issues. The GSE preferred stock issues also tend to trade infrequently and at relatively low volumes. The temporary increase in trading volume at year-end 2004 also had a temporary negative affect on the trade data. This situation began to normalize during January 2005 and the FNMA security in particular began to trade at higher levels than experienced during December 2004. Oneida Financial Corp. thereby concluded that a portion of the market value depreciation at December 31, 2004 was temporary in nature since it had recovered in less than 30 days with the other-than-temporary impairment reflected as a market value depreciation of $10.50 per share or $1,050,000.00.

     The other-than-temporary impairment decision at December 31, 2004 was also influenced by other subjective factors that arose during the fourth quarter of 2004 not evident in prior reporting periods. The negative news regarding the management and accounting issues of FNMA and FHLMC were gathering the attention of government officials, regulators and investors. In addition, a large new preferred stock issue offered and sold by FNMA during December 2004 significantly decreased the likelihood of a March 2006 call provision being exercised on the FNMA preferred stock issue owned by Oneida Financial Corp. Therefore, an impairment charge was incurred at December 31, 2004 by consistently applying the relevant guidance of SAB Topic 5:M.

     At December 31, 2003 the FNMA preferred issue had experienced a decline in market value greater than 10% for only the prior 3 months (refer to Exhibit 1). In addition, the stated dividend rate for this variable rate security is based upon the two-year treasury rate which had increased by December 31, 2003 from the lower relative levels witnessed during the May - September 2003 period (refer to Exhibit 5). Therefore, Oneida Financial Corp. concluded that the scheduled dividend rate reset for the security in March 2004 would have a positive impact on the market value of the security.

     At December 31, 2003 the FHLMC preferred issue had experienced only a minimal level of market value decline (refer to Exhibit 2). This is also a variable rate security based on the five-year treasury rate with a scheduled dividend rate reset of January 2005. Oneida Financial Corp. did not determine this security to be other-than-temporarily impaired at December 31, 2003.

     When evaluating the impairment status of an investment Oneida Financial Corp. also considers other securities of the issuer and similar related issuers. Due to the fact that Oneida Financial Corp. also owns other perpetual preferred stock investments in FHLMC and SLMA (refer to Exhibit 3 and Exhibit 4), the market value of those issues were also referenced when evaluating the impairment of the securities previously identified. Both of these related securities were trading at a market value in excess to the carrying value of the securities at December 31, 2003 and 2004. The appreciated value of these related securities also supported the conclusion by Oneida Financial Corp. that the depreciated values of the FNMA and FHLMC securities were temporary in nature at December 31, 2003.

     Finally, in reviewing SFAS No. 115 and past application of this relevant accounting guidance it is noted that there is absent any specific holding period to consider when evaluating an investment to be other-than-temporarily impaired. In addition, market value decline resulting solely or primarily from interest rate changes has not typically resulted in a conclusion of other-than-temporary impairment. The prolonged period of relative low interest rates during this rate cycle has markedly changed this conclusion. Furthermore, perpetual preferred stock investments issued by GSEs have historically been treated and evaluated more like long-term bond investments and less like equity investments. The quasi-government status and the A-quality ratings of the GSEs also contributed in the past to a conclusion that securities issued by GSEs were sound principal investments with any change in market value a temporary situation.



     We hope you find this supplemental information to be satisfactory as Oneida Financial Corp. shares your agency's concern in providing accurate and adequate financial and non-financial disclosure of information to investors. In that regard, Oneida Financial Corp. acknowledges the following:

     > Oneida Financial Corp. is responsible for the adequacy and accuracy of the disclosure in the filing of our supplemental information to staff comments;

     > Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     > Oneida Financial Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you require anything further, please do not hesitate to contact Michael R. Kallet, President and Chief Executive Officer at (315) 366-3701 or Eric E. Stickels, Executive Vice President and Chief Financial Officer at (315) 366-3702.



Sincerely,                                         Sincerely,


/s/ Michael R. Kallet                              /s/ Eric E. Stickels
---------------------------                        --------------------
Michael R. Kallet                                  Eric E. Stickels
President and Chief Executive Officer              Executive Vice President and
                                                   Chief Financial Officer

Encl.

Cc: Michael Rarick, Partner, Crowe Chizek and Company LLC
    Rodney D. Kent, Audit Committee Chairman, Oneida Financial Corp.

Exhibit 1


      --------------------------------------------------------------------------------------
      CUSIP               Description                                Mat Date         Rate
      -----               -----------                                --------         ----
      313586703           FNMA PREFERRED STOCK                       12/31/2030       1.3700
      --------------------------------------------------------------------------------------
                                                   Vining Sparks
      Par Value                  Book Value         Market Value      Gain/(Loss)    % Gain/(Loss)
      ---------                  ----------        -------------      -----------    -------------
Dec-02       3,000,000.00       3,000,000.00        2,879,100.00      (120,900.00)        -4%
Feb-03       3,000,000.00       3,000,000.00        3,007,380.00         7,380.00          0%
Mar-03       3,000,000.00       3,000,000.00        2,880,000.00      (120,000.00)        -4%
Jun-03       3,000,000.00       3,000,000.00        2,898,201.00      (101,799.00)        -3%
Sep-03       3,000,000.00       3,000,000.00        2,573,805.00      (426,195.00)       -14%
Dec-03       3,000,000.00       3,000,000.00        2,457,345.00      (542,655.00)       -18%
Jan-04       3,000,000.00       3,000,000.00        2,462,904.90      (537,095.10)       -18%
Feb-04       3,000,000.00       3,000,000.00        2,454,645.00      (545,355.00)       -18%
Mar-04       3,000,000.00       3,000,000.00        2,471,754.99      (528,245.01)       -18%
Apr-04       3,000,000.00       3,000,000.00        2,462,904.99      (537,095.01)       -18%
May-04       3,000,000.00       3,000,000.00        2,439,645.00      (560,355.00)       -19%
Jun-04       3,000,000.00       3,000,000.00        2,391,547.50      (608,452.50)       -20%
Jul-04       3,000,000.00       3,000,000.00        2,328,975.00      (671,025.00)       -22%
Aug-04       3,000,000.00       3,000,000.00        2,328,975.00      (671,025.00)       -22%
Sep-04       3,000,000.00       3,000,000.00        2,283,975.00      (716,025.00)       -24%
Oct-04       3,000,000.00       3,000,000.00        2,245,712.49      (754,287.51)       -25%
Nov-04       3,000,000.00       3,000,000.00        2,226,792.60      (773,207.40)       -26%
Dec-04       3,000,000.00       3,000,000.00        2,159,142.60      (840,857.40)       -28%
Jan-05       3,000,000.00       2,370,000.00        2,385,000.00        15,000.00          1%


Own 60,000 shares

Current rate 2.74
Rate at 2 year Treasury less 16 bp
Current 2 year Treasury at 2.90

This investment was reset in March 2004 when the 2 year Treasury was at 1.53%.


FTN Financial Economic Forecast
                                      2004                  2005
                                               ---------------------------------
                                       Q4       Q1       Q2       Q3       Q4
  2-yr Treasury Notes                 2.95%    3.50%    4.00%    4.70%    5.25%
Investment Rate                       2.79%    3.34%    3.84%    4.54%    5.09%

                                                            2006
                                               ---------------------------------
                                                Q1       Q2       Q3       Q4
                                               5.00%    4.60%
                                               4.84%    4.44%
Wachovia Interest Rate Forecast
                                                            2005
                                               ---------------------------------
                                                Q1       Q2       Q3       Q4
2-yr Treasury Notes                            3.25%    3.60%    3.85%    4.30%
Investment Rate                                3.09%    3.44%    3.69%    4.14%

                               [GRAPHIC OMITTED]

Exhibit 2

     ----------------------------------------------------------------------------------
     CUSIP              Description                                Mat Date      Rate
     -----              -----------                                --------      ----
     313400798          FHLMC PREFERRED STOCK                     12/31/2030     5.9700
     ----------------------------------------------------------------------------------
                                              Vining Sparks
     Par Value           Book Value            Market Value       Gain/(Loss)    % Gain/(Loss)
     ---------           ----------           -------------       -----------    -------------
Dec-02 2,000,000.00     2,000,000.00           2,091,000.00        91,000.00           5%
Feb-03 2,000,000.00     2,000,000.00           2,132,560.00       132,560.00           7%
Mar-03 2,000,000.00     2,000,000.00           2,060,000.00        60,000.00           3%
Jun-03 2,000,000.00     2,000,000.00           2,106,734.00       106,734.00           5%
Sep-03 2,000,000.00     2,000,000.00           1,953,036.00       (46,964.00)         -2%
Dec-03 2,000,000.00     2,000,000.00           1,912,015.00       (87,985.00)         -4%
Jan-04 2,000,000.00     2,000,000.00           1,976,401.60       (23,598.40)         -1%
Feb-04 2,000,000.00     2,000,000.00           1,997,115.00        (2,885.00)          0%
Mar-04 2,000,000.00     2,000,000.00           1,936,351.66       (63,648.34)         -3%
Apr-04 2,000,000.00     2,000,000.00           1,826,401.66      (173,598.34)         -9%
May-04 2,000,000.00     2,000,000.00           1,777,115.00      (222,885.00)        -11%
Jun-04 2,000,000.00     2,000,000.00           1,657,115.00      (342,885.00)        -17%
Jul-04 2,000,000.00     2,000,000.00           1,610,150.00      (389,850.00)        -19%
Aug-04 2,000,000.00     2,000,000.00           1,650,150.00      (349,850.00)        -17%
Sep-04 2,000,000.00     2,000,000.00           1,840,150.00      (159,850.00)         -8%
Oct-04 2,000,000.00     2,000,000.00           1,748,391.66      (251,608.34)        -13%
Nov-04 2,000,000.00     2,000,000.00           1,657,778.40      (342,221.60)        -17%
Dec-04 2,000,000.00     2,000,000.00           1,577,678.40      (422,321.60)        -21%
Jan-05 2,000,000.00     1,580,000.00           1,580,000.00                -           0%



owns 40,000 shares
Coupon rate 3.58% effective 1/1/05
Resets 1/1/09 based on 5
year CMT Flat
Callable every five years (next call is 12/31/09)

FTN Financial Economic Forecast
                                      2004                  2005
                                               ---------------------------------
                                       Q4       Q1       Q2       Q3       Q4
5-yr Treasury Notes                   3.65%    4.05%    4.50%    5.10%    5.35%

                                                            2006
                                               ---------------------------------
                                                Q1       Q2       Q3       Q4
                                               5.20%    4.90%


Wachovia Interest Rate Forecast
                                                            2005
                                               ---------------------------------
                                                Q1       Q2       Q3       Q4
5-yr Treasury Notes                            3.75%    4.30%    4.60%    4.80%

                               [GRAPHIC OMITTED]

Exhibit 3

     --------------------------------------------------------------------------------------
     CUSIP              Description                                    Mat Date      Rate
     -----              -----------                                    --------      ----
     313400830          FHLMC PREFERRED STOCK                          2/15/2029     5.7900
     --------------------------------------------------------------------------------------
                                                                     Vining Sparks
     Par Value           Book Value              Market Value         Gain/(Loss)    % Gain/(Loss)
     ---------           ----------              ------------         -----------    -------------
Dec-02 5,000,000.00     4,937,500.00             5,277,600.00         340,100.00          7%
Feb-03 5,000,000.00     4,937,500.00             5,453,400.00         515,900.00         10%
Mar-03 5,000,000.00     4,937,500.00             5,250,000.00         312,500.00          6%
Jun-03 5,000,000.00     4,937,500.00             5,467,835.00         530,335.00         11%
Sep-03 5,000,000.00     4,937,500.00             4,883,115.00         (54,385.00)        -1%
Dec-03 5,000,000.00     4,937,500.00             5,110,312.50         172,812.50          4%
Jan-04 5,000,000.00     4,937,500.00             5,017,030.00          79,530.00          2%
Feb-04 5,000,000.00     4,937,500.00             5,169,512.50         232,012.50          5%
Mar-04 5,000,000.00     4,937,500.00             5,216,154.00         278,654.00          6%
Apr-04 5,000,000.00     4,937,500.00             5,142,029.00         204,529.00          4%
May-04 5,000,000.00     4,937,500.00             4,844,512.50         (92,987.50)        -2%
Jun-04 5,000,000.00     4,937,500.00             4,818,904.50        (118,595.50)        -2%
Jul-04 5,000,000.00     4,937,500.00             4,852,625.00         (84,875.00)        -2%
Aug-04 5,000,000.00     4,937,500.00             4,825,000.00        (112,500.00)        -2%
Sep-04 5,000,000.00     4,937,500.00             5,065,428.70         127,928.70          3%
Oct-04 5,000,000.00     4,937,500.00             5,007,854.15          70,354.15          1%
Nov-04 5,000,000.00     4,937,500.00             4,881,121.00         (56,379.00)        -1%
Dec-04 5,000,000.00     4,937,500.00             4,945,371.00           7,871.00          0%
Jan-05 5,000,000.00     4,937,500.00             5,058,245.00         120,745.00          2%


Exhibit 4

     ---------------------------------------------------------------------------------
     CUSIP                Description                             Mat Date      Rate
     -----                -----------                             --------      ----
     78442P205            US Education                            12/31/2030    6.9700
     ---------------------------------------------------------------------------------
                                                                 Vining Sparks
     Par Value             Book Value           Market Value      Gain/(Loss)   % Gain/(Loss)
     ---------             ----------           ------------      -----------   -------------
Dec-02 2,000,000.00       2,000,000.00          2,095,200.00       95,200.00          5%
Feb-03 2,000,000.00       2,000,000.00          2,195,320.00      195,320.00         10%
Mar-03 2,000,000.00       2,000,000.00          2,124,760.00      124,760.00          6%
Dec-03 2,000,000.00       2,000,000.00          2,230,000.00      230,000.00         12%
Jan-04 2,000,000.00       2,000,000.00          2,174,000.00      174,000.00          9%
Feb-04 2,000,000.00       2,000,000.00          2,287,222.00      287,222.00         14%
Mar-04 2,000,000.00       2,000,000.00          2,362,056.00      362,056.00         18%
Apr-04 2,000,000.00       2,000,000.00          2,253,676.72      253,676.72         13%
May-04 2,000,000.00       2,000,000.00          2,106,834.44      106,834.44          5%
Jun-04 2,000,000.00       2,000,000.00          2,094,443.32       94,443.32          5%
Jul-04 2,000,000.00       2,000,000.00          2,133,676.72      133,676.72          7%
Aug-04 2,000,000.00       2,000,000.00          2,244,834.48      244,834.48         12%
Sep-04 2,000,000.00       2,000,000.00          2,229,604.92      229,604.92         11%
Oct-04 2,000,000.00       2,000,000.00          2,289,612.76      289,612.76         14%
Nov-04 2,000,000.00       2,000,000.00          2,275,221.68      275,221.68         14%
Dec-04 2,000,000.00       2,000,000.00          2,258,792.20      258,792.20         13%
Jan-05 2,000,000.00       2,000,000.00          2,257,225.60      257,225.60         13%


Exhibit 5


Pricing Information Index
                                                                                         Cost of      Fed Funds       WSJ
  As of         3 Month      1 Year      2 Year      3 Year      5 Year      10 Year     Funds***       Rate         Prime
  -----         -------      ------      ------      ------      ------      -------     --------       ----         -----
 12/1/97                     5.50%        5.74%       5.77%       5.81%       5.84%        4.66%        5.50%        8.50%
12/31/1998                   4.54%        4.54%       4.52%       4.55%       4.67%        4.49%        5.00%        7.75%
12/31/1999                   5.93%        6.25%                   6.35%       6.44%        4.54%        5.50%        8.50%
12/28/2000       5.75%       5.37%        5.13%                   5.02%       5.12%        5.13%        6.63%        9.50%
12/31/2001       1.70%         NA         3.15%                   4.42%       5.10%        4.13%        1.75%        4.75%
12/31/2002       1.20%         NA         1.58%                   2.69%       3.77%        2.86%        1.25%        4.25%
1/31/2003        1.16%         NA         1.69%                   2.93%       3.96%        2.82%        1.31%        4.25%
2/28/2003        1.19%         NA         1.58%                   2.75%       3.76%        2.77%        1.31%        4.25%
3/31/2003        1.11%         NA         1.49%                   2.74%       3.84%        2.70%        1.44%        4.25%
4/30/2003        1.13%         NA         1.61%                   2.87%       3.94%        2.66%        1.38%        4.25%
5/30/2003        1.09%         NA         1.31%       1.55%       2.27%       3.34%        2.62%        1.38%        4.25%
6/30/2003        0.86%         NA         1.36%       1.66%       2.46%       3.55%        2.60%        1.38%        4.00%
7/31/2003        0.96%         NA         1.67%       2.13%       3.21%       4.38%        2.54%        1.12%        4.00%
8/29/2003        0.98%         NA         1.96%       2.48%       3.44%       4.45%        2.47%        1.12%        4.00%
9/30/2003        0.94%         NA         1.56%       1.98%       2.94%       4.05%        2.53%        1.12%        4.00%
10/31/2003       0.95%         NA         1.83%       2.26%       3.26%       4.32%        2.37%        1.06%        4.00%
11/26/2003       0.94%         NA         1.88%       2.42%       3.22%       4.21%                     1.00%        4.00%
11/28/2003                                                                                 2.27%
12/31/2003       0.92%         NA         1.86%       2.32%       3.23%       4.27%        2.23%        1.00%        4.00%
1/30/2004        0.92%         NA         1.83%       2.24%       3.16%       4.15%        2.15%        1.00%        4.00%
2/27/2004        0.95%         NA         1.66%       2.13%       2.97%       4.02%        2.13%        1.06%        4.00%
3/31/2004        0.95%         NA         1.61%       1.99%       2.84%       3.88%        2.11%        1.06%        4.00%
4/30/2004        0.96%         NA         2.35%       2.79%       3.66%       4.54%        2.10%        1.00%        4.00%
5/28/2004        1.06%         NA         2.45%       2.98%       3.71%       4.60%        2.08%        1.00%        4.00%
6/30/2004        1.36%         NA         2.81%       3.21%       3.88%       4.67%        2.09%        1.50%        4.00%
7/30/2004        1.43%         NA         2.70%       3.04%       3.74%       4.53%        2.06%        1.31%        4.25%
8/31/2004        1.60%         NA         2.46%       2.79%       3.37%       4.18%        2.06%        1.56%        4.50%
9/30/2004        1.70%         NA         2.60%       2.82%       3.33%       4.06%        2.13%        1.88%        4.75%
10/29/2004       1.89%         NA         2.58%       2.78%       3.31%       4.05%        2.17%        1.85%        4.75%
11/30/2004       2.23%         NA         3.06%       3.31%       3.72%       4.36%        2.13%        2.06%        5.00%
12/31/2004       2.23%         NA         3.07%       3.24%       3.62%       4.23%        2.16%        2.31%        5.25%
1/31/2005        2.47%         NA         3.28%       3.41%       3.72%       4.15%        2.20%        2.50%        5.25%
2/28/2005        2.76%         NA         3.54%       3.69%       3.92%       4.28%        2.23%        2.62%        5.50%
 3/1/2005        2.75%         NA         3.58%       3.75%       4.01%       4.38%                     2.56%        5.50%
 3/2/2005        2.74%         NA         3.59%       3.77%       4.03%       4.40%                     2.50%        5.50%
 3/3/2005        2.73%         NA         3.55%       3.72%       3.97%       4.36%                     2.50%        5.50%
 3/4/2005        2.75%         NA         3.55%       3.72%       3.98%       4.36%                     2.50%        5.50%
 3/7/2005        2.75%         NA         3.57%       3.73%       3.97%       4.30%                     2.50%        5.50%
 3/8/2005        2.76%         NA         3.61%       3.77%       4.01%       4.34%                     2.50%        5.50%
 3/9/2005        2.76%         NA         3.63%       3.83%       4.10%       4.46%                     2.50%        5.50%
3/10/2005        2.75%         NA         3.65%       3.86%       4.15%       4.52%                     2.50%        5.50%
3/11/2005        2.75%         NA         3.69%       3.89%       4.17%       4.50%                     2.50%        5.50%
3/14/2005        2.76%         NA         3.72%       3.93%       4.22%       4.54%                     2.56%        5.50%
3/15/2005        2.79%         NA         3.71%       3.90%       4.15%       4.49%                     2.62%        5.50%
3/16/2005        2.79%         NA         3.70%       3.90%       4.17%       4.52%                     2.56%        5.50%
